NO ACT

PE
9-16-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





11008183



November 16, 2011

Gregory R. Noe
Deere & Company
NoeGregoryR@JohnDeere.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-16-11

Re: Deere & Company
Incoming letter dated September 16, 2011

Dear Mr. Noe:

This is in response to your letter dated September 16, 2011 concerning the shareholder proposal submitted to Deere by Gary M. Stolley. We also have received a letter on the proponent's behalf dated September 26, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: William Zessar
*** FISMA & OMB Memorandum M-07-16 ***

November 16, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Deere & Company
Incoming letter dated September 16, 2011

The proposal relates to special meetings.

There appears to be some basis for your view that Deere may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Deere's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Specifically, the written statement from the "record holder" verified that the proponent had continuously held the securities for a period of one year as of June 13, 2011. However, the proposal was submitted after June 13, 2011. Accordingly, we will not recommend enforcement action to the Commission if Deere omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Deere relies.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

William Zessar

*** FISMA & OMB Memorandum M-07-16 ***

BY EMAIL (shareholderproposals@sec.gov)
September 26, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company Request In Regard To Shareholder Proposals

I am responding to Deere & Company's (Deere) letter of September 16, 2011 for myself, Mr. Stolley, Mr. Yates and Mr. Grooms.

Some of us submitted stockholder proposals to Deere for the 2009 and 2010 annual meetings. Each proposal submission included a broker letter that was dated prior to the date of the submission. As an example, see my letter of May 6, 2009 to Deere and my broker letter, dated April 30, 2009 which are enclosed. In regard to those proposal submissions Deere did not claim, as it does now, that we violated an SEC Rule. Deere allowed our proposals to be voted on by stockholders in 2009 and 2010 even though the broker letters were dated earlier than our proposal submissions.

You will see from reading Deere's letter of September 16, 2011 and my letter to Mr. Noe dated July 12, 2011, marked Exhibit E, that we thought that Deere was claiming that it had not received our broker letters, not that the letters were inadequate. If Deere now wants to rely on the SEC Rule to exclude our proposals it should have told us that it had changed its position in regard to proof of stock ownership by broker letter. Deere did not tell us. Instead, Deere allowed us to be misled by its silence.

In light of Deere's prior policy of accepting a broker letter dated earlier than the submission date of the proposal we ask that the SEC deny Deere's request to exclude our proposals because our broker letters are dated earlier than the date our proposals were submitted.

The proposals, other than mine, are identical or substantially the same as proposals that have frequently been submitted for approval of stockholders of corporations other than Deere. Either the SEC has previously ruled that those proposals are not vague or indefinite or other corporations have concluded there is no merit to such a claim. Corporations usually oppose stockholder proposals and will contest them before the SEC when they think there is a basis for doing so. In regard to the last sentence of Mr. Stolley's proposal a reference to "applicable law" is often set forth in legal documents. Applicable law applies even if a proposal does not say anything about "applicable law." There is nothing vague about the last sentence.

Enclosures

cc: Gregory Noe

Very truly yours,



William Zessar

William Zessar

*** FISMA & OMB Memorandum M-07-16 ***

May 6, 2009

Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265

Re: Stockholder Proposal

Dear Sir/Madam:

Enclosed is my stockholder proposal for the 2010 annual meeting to be held on February 24, 2010. I request that my proposal be included in the proxy statement for that meeting pursuant to SEC Rule 14a-8.

If I am unable to attend the meeting I appoint John T. Yates, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** as my representative for all purposes in regard to my stockholder proposal. Mr. Yates is a stockholder of Deere & Company.

I have enclosed proof of my ownership of stock in Deere & Company. I intend to hold the shares through the annual meeting next year.

Sincerely,





FIDELITY
PRIVATE CLIENT
GROUP

April 30, 2009

William L Zessar
William L/Jayek Zessar Trust

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Zessar:

Thank you for your inquiry into the holding of the position Deere & Company (DE) in your Fidelity accounts ending *** FISMA & OMB Memorandum M-07-16 *** the detail provided below the client has held at least 100 shares in these accounts for the past year.

Account Number	Date	Action	Share Amount	Total Shares
*** FISMA & OMB Memorandum M-07-16 ***	1-31-00	Received	447.000	447.00
	5-1-00	Div Re-invest	2.406	449.406
	5-25-05	Sell	349.000	100.406
	12-4-07	Stock Split	100.406	200.812
*** FISMA & OMB Memorandum M-07-16 ***	2-08-01	Direct Rollover	252.000	252.00
	2-20-01	Transfer Out	252.000	0.000

* Shares transferred to Fidelity account ending *** FISMA & OMB Memorandum M-07-16 ***

Account Number	Date	Action	Share Amount	Total Shares
*** FISMA & OMB Memorandum M-07-16 ***	2-20-01	Transfer In	252.000	252.000
	5-25-05	Sell	152.000	100.000
	12-4-07	Stock Split	100.000	200.000

Mr. Zessar, I hope you find this information helpful. If you have any questions regarding this issue, please contact me at 800-800-6890; Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual extension; when prompted enter my 5 digit extension 27391. I can be reached Monday through Friday from 9:00 am to 5:30 pm ET. For any other issues or general inquiries regarding your account, please contact your Private Client Group team 259, at 800-544-5704 for assistance.

Sincerely,

Glen Lesnett
Client Service Specialist

Our File: W008755-30APR09

 JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

September 16, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – 2012 Annual Meeting
Omission of Shareholder Proposal of Gary M. Stolley

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Deere & Company, a Delaware corporation ("Deere"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Gary M. Stolley (the "Proponent") from the proxy materials to be distributed by Deere in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Deere's intent to omit the Proposal from the 2012 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the Proposal is copied below:

> RESOLVED, that the stockholders request that the Board of Directors take the necessary action to amend the company bylaws and each appropriate governing document to give stockholders of at least 10% of the outstanding common shares of the company (or the lowest percentage allowed by applicable law above 10 percent) the power to call a special shareholders meeting. This includes stockholders combining their holdings to equal the 10 percent requirement. Any exception or exclusion to the extent permitted by applicable law that applies to stockholders should apply to the Chairman and/or the Board of Directors.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Deere's view that it may exclude the Proposal from the 2012 proxy materials pursuant to:

- Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency; and
- Rule 14a-8(i)(3) because the Proposal, and in particular the last sentence of the Proposal, is so vague and indefinite that it is materially false and misleading.

III. Background

Deere received the Proposal on June 24, 2011, accompanied by a cover letter from the Proponent, dated June 23, 2011. The Proposal was mailed to Deere, along with three other shareholder proposals submitted by other proponents, in a single envelope sent by William Zessar with a postmark dated June 23, 2011 (the "Zessar Letter"). The Zessar Mailing also included a letter from Edward Jones Investments, dated June 13, 2011 (the "Broker Letter"), stating that "Gary Stolley owns 100 shares of John Deere Company common stock. This stock has been owned by Gary Stolley for longer than one year." A copy of the Proposal, the Proponent's cover letter and the Broker Letter are attached hereto as Exhibit A.

After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on June 30, 2011, Deere sent a letter to the Proponent via Federal Express (the "First Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Deere stock continuously for at least one year as of the date of submission of the Proposal. The First Deficiency Letter also advised the Proponent that such written statement had to be submitted to Deere within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the First Deficiency Letter included a copy of Rule 14a-8. Deere obtained delivery confirmation from Federal Express that the First Deficiency Letter was delivered to the Proponent on July 1, 2011. A copy of the First Deficiency Letter is attached hereto as Exhibit B.

On July 1, 2011, Deere received an email from Mr. Zessar indicating that broker letters had been enclosed in the Zessar Mailing with respect to each of the proposals included therein. Deere also received a letter from Mr. Zessar, dated July 2, 2011, containing, among other things, duplicate copies of the Proposal and the Broker Letter. On July 5, 2011, Deere received an email from Mr. Zessar indicating that a duplicate copy of the Broker Letter was mailed on July 2, 2011. Copies of Mr. Zessar's July 1 email, July 2 letter and July 5 email are attached hereto as Exhibit C.

On July 6, 2011, Deere sent a letter to the Proponent, a copy of which is attached hereto as Exhibit D, requesting that the Proponent confirm whether Mr. Zessar was authorized to communicate and act on the Proponent's behalf. Deere received a letter from the Proponent, dated July 8, 2011, a copy of which is attached hereto as Exhibit E, stating that he had authorized Mr. Zessar to communicate and act on his behalf concerning the Proposal.

On July 8, 2011, Deere sent another letter to the Proponent (the "Second Deficiency Letter"), without any legal obligation to do so, in order to confirm receipt of correspondence from Mr. Zessar and to reiterate that the information requested in the First Deficiency Letter must be transmitted to Deere within 14 days of the Proponent's receipt of the First Deficiency Letter. The Second Deficiency Letter included a copy of the First Deficiency Letter. A copy of the Second Deficiency Letter is attached hereto as Exhibit F.

On July 11, 2011, Deere received an email from Mr. Zessar that referenced the Second Deficiency Letter and the broker letters, but did not attach any other evidence of the Proponent's requisite ownership of Deere stock. Deere then received a letter from Mr. Zessar, dated July 12, 2011, which again referred Deere to the previously submitted broker letters. Copies of Mr. Zessar's July 11 email and July 12 letter are attached hereto as Exhibit G.

Deere did not receive any further correspondence from the Proponent by the close of the 14-day response period.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Broker Letter fails to satisfy the requirements of Rule 14a-8(b). Pursuant to the rule, the Proponent is required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 of Deere shares from June 23, 2010 (one year prior to the date of submission) through June 23, 2011 (the date of submission). The Broker Letter does not make any such statement. Instead, the Broker Letter states the Proponent's ownership as of June 13, 2011 (10 days before the date of the submission) and that such shares have been held for over one year as of that date. These statements do not provide the proper ownership information required under Rule 14a-8(b). Specifically, the Broker Letter does not provide evidence of the Proponent's continuous ownership of Deere shares for the one-year period ending June 23, 2011, the date on which its Proposal was submitted.

In Section C.1.c.(3) of SLB 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

As in the example above, the Broker Letter confirms that the Proponent owned the requisite number of Deere shares on a date (June 13, 2011) that was earlier than the date of the Proponent's submission of the Proposal (June 23, 2011), and fails to demonstrate continuous ownership of the shares for a period of one year as of the time the Proponent submitted the Proposal.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *Verizon Communications Inc.* (January 12, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010); *AT&T Inc.* (December 16, 2010) (concurring with the exclusion of a co-proponent where the proposal was submitted November 10, 2010 and the record holder's one-year verification was as of October 31, 2010); *General Electric Co.* (October 7, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 22, 2010 and the record holder's one-year verification was as of June 16, 2010); *Hewlett-Packard Co.* (July 28, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010); *Int'l. Business Machines Corp.* (December 7, 2007) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 19, 2007 and the record holder's one-year verification was as of October 15, 2007); *Int'l. Business Machines Corp.* (November 16, 2006) (concurring with the exclusion of a shareholder proposal where the proposal was submitted October 5, 2006 and the record holder's one-year verification was as of October 2, 2006); and *Wal-Mart Stores, Inc.* (February 2, 2005) (concurring with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the record holder's one-year verification was as of November 22, 2004).

Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Deere believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by Deere.

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because it is Vague and Indefinite in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). Deere believes that the Proposal may be excluded from its proxy materials because the Proposal, and in particular, the last sentence of the Proposal, is so inherently vague and indefinite that Deere and its shareholders could not with reasonable certainty determine what actions the Proposal would require if implemented.

The last sentence of the Proposal reads: "Any exception or exclusion to the extent permitted by applicable law that applies to stockholders should apply to the Chairman and/or the Board of Directors." This sentence is ambiguous and subject to at least two reasonable interpretations. First, read literally, the sentence would require that any exception or exclusion applicable to stockholders, whether or not relating to special meetings, should apply to Deere's Chairman and/or Board of Directors. This could refer to, for example, the right to nominate directors or the right to inspect the books and records of the company. Alternatively, the sentence could be interpreted to require Deere to impose the same 10% stock ownership requirement on Deere's Chairman and Board of Directors with respect to their right to call special meetings. Due to the failure to specify the scope of the "exception or exclusion" provision, the Proposal is subject to multiple interpretations and any action ultimately taken by Deere to implement the Proposal (if adopted) could be significantly different from what the Proponent intended.

The Staff has consistently found that proposals that are subject to multiple interpretations are excludable under Rule 14a-8(i)(3). See, e.g., *The Boeing Co.* (March 2, 2011) (concurring with the exclusion of a proposal regarding executive compensation where the term "executive pay rights" was not sufficiently defined and thus subject to multiple reasonable interpretations); *Alaska Air Group, Inc.* (January 20, 2011) (excluding an identical proposal); *The Allstate Corp.* (January 18, 2011) (excluding an identical proposal); *Motorola, Inc.* (January 12, 2011) (excluding an identical proposal); *Bank of America Corp.* (February 22, 2010) (concurring with the exclusion of a proposal calling for the creation of a board committee on "US Economic Security" where the proposal employed "vague and indefinite terms and phrases" that could have multiple meanings, leaving "unanswered questions for the proposed Board Committee, the Corporation and its stockholders"); and *Exelon Corp.* (December 18, 2009) (concurring with the exclusion of a proposal requesting that monies donated by Exelon be recovered and returned to its customers and shareholders, where the "proposal does not sufficiently identify how the funds, if recovered, should be divided among customers and shareholders").

Similarly, in *General Electric Co.* (January 26, 2009), the Staff permitted the company to exclude a proposal on the right to call special meetings under Rule 14a-8(i)(3) because the proposal was subject to multiple interpretations and therefore impermissibly vague and indefinite. The proposal in *General Electric* included the following sentence: "This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareholders and meanwhile not apply to management and/or the board." In its request for no-action relief, the company argued that this sentence was subject to at least two reasonable interpretations, the first being that the proposal would exclude members of management or the board from being among the 10% of shareholders with the right to call special meetings and the second being that the proposal would impose the same 10% stock ownership condition to the company's board of directors.

The Proposal here has the same defect as the proposal in *General Electric*. As discussed above, the last sentence could be interpreted to refer to any number of "exception or exclusion" conditions that apply to stockholders or it could be interpreted to refer only to the right to call special meetings. As a result of such ambiguity, "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

Although the Staff has not permitted exclusion under Rule 14a-8(i)(3) with respect to certain special meeting proposals in the past, the instant Proposal is distinguishable from such prior proposals because the instant Proposal fails to specify that the "exception or exclusion" clause refers to the bylaw or charter amendment with respect to the right to call special meetings. For example, in *Amazon.com, Inc.* (March 17, 2011), the proposal language read as follows: "*such bylaw and/or charter text* will not have any exclusionary or prohibitive language (to the fullest extent permitted by law) *in regard to calling a special meeting* that apply only to shareholders but not to management and/or the board" (emphasis added). The "exception or exclusion" clause in this proposal makes clear that the "exception or exclusion" refers only to the right to call a special meeting. *See also Bank of America Corp.* (March 3, 2010) (not permitting exclusion of a proposal to give holders of 10% of the corporation's shares the right to call a special meeting where the proposal included a requirement that "*such bylaw and/or charter text* will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareholders but not to management and/or the board") (emphasis added); *The Boeing Co.* (January 27, 2010) (not permitting exclusion of a proposal with the same language); *Bank of America Corp.* (February 3, 2009) (not permitting exclusion of a proposal with the same language). In contrast, the last sentence of the Proposal omits any reference to either the requested bylaw amendment or the rights intended to be the subject of the "exception or exclusion" condition.

Because neither Deere nor, if the Proposal were to be included in Deere's proxy materials, its shareholders, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal would require if adopted, Deere believes that the Proposal is vague and indefinite in violation of Rule 14a-9 and therefore may be excluded from Deere's proxy materials pursuant to Rule 14a-8(i)(3).

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Deere excludes the Proposal from its 2012 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5467.

Finally, we note that the board of directors of Deere expects to continue to consider the rights of Deere's shareholders to call a special meeting. We will notify the Staff if the board of directors takes action relevant to the exclusion of the Proposal under Rule 14a-8.

Very truly yours,



Gregory Noe
Corporate Secretary and
Associate General Counsel

Enclosures

cc: Gary M. Stolley

EXHIBIT A

Gary M. Stolley

*** FISMA & OMB Memorandum M-07-16 ***

June 23, 2011

Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265

Re: Stockholder Proposal

Dear Sir/Madam:

Enclosed is my stockholder proposal for the 2012 annual meeting to be held on February 29, 2012. I request that my proposal be included in the proxy statement for that meeting pursuant to SEC Rule 14a-8.

If I am unable to attend the meeting I appoint J. Thomas Yates, *** FISMA & OMB Memorandum M-07-16 *** or Tommy L. Grooms *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** as my representative for all purposes in regard to my stockholder proposal. Both are stockholders of Deere & Company.

I have enclosed proof of my ownership of stock in Deere & Company. I intend to hold the shares through the annual meeting next year.

Sincerely,

/S/ Gary M. Stolley
Gary M. Stolley

EXHIBIT A

Daniel M. Timmons
Financial Advisor
daniel.timmons@edwardjones.com

5515 Jersey Ridge Road Suite C
Davenport, IA 52807
Bus. 563-441-5655
Fax 888-259-8177
www.edwardjones.com

Edward Jones
MAKING SENSE OF INVESTING

June 13, 2011

Gary Stolley

*** FISMA & OMB Memorandum M-07-16 ***

Dear Gary:

___ Here's some information relating to your investment. Please review it.

___ As you requested.

___ No action is needed on your part. Please call if you have questions.

___ Please call us. I feel we should discuss this.

___ Enclosed is important account information. Please check it for accuracy, sign and return it in the enclosed envelope.

___ For your information.

___ I will call you shortly to discuss.

Sincerely,

Daniel M. Timmons
Financial Advisor

Enc: Documents

EXHIBIT A

06/13/2011

To whom it may concern:

This letter is to certify that Gary Stolley owns 100 shares of John Deere Company common stock. This stock has been owned by Gary Stolley for longer than one year.

Dan Timmons
Financial Advisor
Edward Jones Investments
5515 Jersey Ridge Rd
Davenport, Iowa 52807
563-441-5655 or 1-888-259-8177

EXHIBIT A

STOCKHOLDER PROPOSAL

RESOLVED, that the stockholders request that the Board of Directors take the necessary action to amend the company bylaws and each appropriate governing document to give stockholders of at least 10% of the outstanding common shares of the company (or the lowest percentage allowed by applicable law above 10 percent) the power to call a special shareholders meeting. This includes stockholders combining their holdings to equal the 10 percent requirement. Any exception or exclusion to the extent permitted by applicable law that applies to stockholders should apply to the Chairman and/or the Board of Directors.

SUPPORTING STATEMENT

The bylaws of the company provide that special meetings of stockholders can be called by the Chairman or the Board of Directors. This proposal does not prevent them from calling special meetings. However, the bylaws fail to give the authority to call special meetings to the owners of the company, the stockholders.

ISS, the corporate governance watchdog, is in favor of stockholders having the right to call special meetings (2011 U.S. Proxy Voting Guidelines). ISS has more than 1,700 clients.

ISS in its 2011 report on Deere stated that it was concerned that stockholders do not have the right to call special meetings.

The California Public Retirement System (CALPERS) supports giving stockholders the right to call special meetings. CALPERS has assets of more than $235 billion as of June 1, 2011.

ISS in its 2009, 2010 and 2011 reports on Deere noted several negative governance factors. In the 2011 report ISS expressed concern that there is no disclosure of mandatory holding periods for stock option grants for executives and the chairman of the board is an insider.

EXHIBIT A

Stockholders should have the right to call a special meeting to discuss these and other issues.

Similar proposals have been approved by stockholders of Motorola, CVS, Sprint, Safeway, Nextel, R.R. Donnelley and Caremark.

Please vote in favor of this proposal.

Submitted by Gary M. Stolley

EXHIBIT B



JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY FEDERAL EXPRESS

June 30, 2011

Gary M. Stolley

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Deficiency

Dear Mr. Stolley:

I am writing to acknowledge receipt on June 24, 2011 of your shareholder proposal (the "Proposal") submitted to Deere & Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Deere's proxy materials for the 2012 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Deere's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Deere common stock. Please provide a written statement from the record holder of your shares verifying that, at the time you submitted the Proposal, you had beneficially held the requisite number of shares of Deere common stock continuously for at least one year. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Deere common stock, please see Rule 14a-8(b)(2) in Exhibit A. The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Deere reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Gregory R. Noe
Corporate Secretary and
Associate General Counsel

Enclosure

EXHIBIT B

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a , , , and/or , or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

EXHIBIT B

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on , or in shareholder reports of investment companies under of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf,

EXHIBIT B

must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including , which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

EXHIBIT B

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

EXHIBIT B

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, , you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under .

EXHIBIT C

Noe Gregory R

From: william zessar *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, July 01, 2011 12:19 PM
To: Noe Gregory R
Subject: Stockholder proposal

I have received your letter of June 30, 2011. The documents I submitted with my stockholder proposal included a June 14, 2011 letter from Fidelity stating my ownership of stock in Deere & Company.

The envelope which I mailed included proposals from Mr. Grooms, Stolley and Yates and included letters from their brokers. Please check those documents and let me know by email whether you have found the broker letters. Thank you, Bill Zessar

EXHIBIT C

William L Zessar

*** FISMA & OMB Memorandum M-07-16 ***

July 2, 2011

Gregory Noe
Corporate Secretary
Deere & Company
One John Deere Road
Moline, Illinois 61265

Re: Response to Notice of Deficiency

Dear Mr. Noe:

Per your request enclosed are broker letters for myself , Grooms, Stolley and Yates. These letters are as follows: Zessar (Fidelity, June 14, 2011); Grooms (Oppenheimer, June 13, 2011); Stolley (Edward Jones, June 13, 2011) and Yates (Beyer & Rock, June 20, 2011).

As I stated in my email to you (July 1, 2011) I mailed four stockholder proposals in the envelope that you stated you received on June 24, 2011. I placed the documents including cover and broker letters in the envelope.

Sincerely,



William L Zessar

EXHIBIT C

FIDELITY
PRIVATE CLIENT
GROUP®

Turn here℠



June 14, 2011

William L. Zessar

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Please accept this letter as confirmation that Mr. William L. Zessar is currently holding the position Deere & Company (DE) in your Fidelity accounts.

As of close of business on June 13, 2011, Mr. Zessar is holding 400.812 shares of Deere & Company stock, and these shares have been continuously held in his accounts for over one year.

If you have any questions regarding this issue or general inquiries for your account, please contact your Private Client Group team at 800-544-5704 for assistance.

Sincerely,

Andy Shum
High Net Worth Operations

Our File: W563458-13JUN11

EXHIBIT C


OPPENHEIMER

Frank Williams
Senior Director, Investments

Oppenheimer & Co. Inc.
500 West Madison
Suite 1000
Chicago, IL 60661
Phone 312-360-5650
Fax 312-360-7122
Toll free [illegible]-621-2103
[illegible]

Transact Business on all Principal Exchanges

June 13, 2011

To Whom It May Concern:

Tommy L. Grooms is the beneficial owner of 100 shares of Deere & Company (DE), held in "Street name" with Oppenheimer & Co. Inc. The shares were purchased on 01/06/2010, and Mr. Grooms has held them continuously for over a one year period of time since then.

Yours truly,

Frank Williams
Senior Director, Investments

EXHIBIT C


BEYER & ROCK
INVESTMENTS, LLC
Since 1946

J. Thomas Yates

*** FISMA & OMB Memorandum M-07-16 ***

June 20, 2011

Re: Account *** FISMA & OMB Memorandum M-07-16 ***

To Whom it May Concern:

Please use this letter to confirm that Mr. J. Thomas Yates has continuously held 210 shares of Deere & Company stock for more than one year in the above account. The account is registered to J. Thomas Yates IRA. (A sale of 200 shares in Dec. 2010 resulted in current share balance of 210 shares)

Sincerely,

Judy Del Vecchio

Judy Del Vecchio
Beyer & Rock Investments

Paul Revere Square • 2322 E. Kimberly Rd. • Suite 150 North • Davenport, IA 52807
563-355-7754 • 1-800-682-3937 • Fax: 563-355-7640

EXHIBIT C

aniel M. Timmons
Financial Advisor
daniel.timmons@edwardjones.com

5515 Jersey Ridge Road Suite C
Davenport, IA 52807
Bus. 563-441-5655
Fax 888-259-8177
www.edwardjones.com

EdwardJones
MAKING SENSE OF INVESTING

June 13, 2011

Gary Stolley

*** FISMA & OMB Memorandum M-07-16 ***

Dear Gary:

___ Here's some information relating to your investment. Please review it.


X As you requested.

___ No action is needed on your part. Please call if you have questions.

___ Please call us. I feel we should discuss this.

___ Enclosed is important account information. Please check it for accuracy, sign and return it in the enclosed envelope.

___ For your information.

___ I will call you shortly to discuss.

Sincerely,

Daniel M. Timmons
Financial Advisor

Enc: Documents

EXHIBIT C

6/13/2011

o whom it may concern:

This letter is to certify that Gary Stolley owns 100 shares of John Deere ompany common stock. This stock has been owned by Gary Stolley for longer han one year.

an Timmons
'inancial Advisor
dward Jones Investments
515 Jersey Ridge Rd
avenport, Iowa 52807
63-441-5655 or 1-888-259-8177

EXHIBIT C

Edwards Ron J

From: william zessar*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, July 05, 2011 7:12 AM
To: Noe Gregory R
Subject: Stockholder Proposals

On July 2, 2011 I mailed four broker letters on behalf of Mr. Grooms, Stolley, Yates and myself to you. I will assume that you have received those letters unless you notify me otherwise. Bill Zessar

EXHIBIT D



JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY FEDERAL EXPRESS

July 6, 2011

Gary M. Stolley

*** FISMA & OMB Memorandum M-07-16 ***

RE: Stockholder Proposal

Dear Mr. Stolley:

In my letter to you of June 30, 2011 (the "June 30 Letter"), I acknowledged receipt of your stockholder proposal submitted to Deere & Company pursuant to Rule 14a-8 under the *Securities Exchange Act of 1934*, as amended, for inclusion in Deere's proxy materials for the 2012 Annual Meeting of Stockholders. In addition, the June 30 Letter requested a written statement from the record holder of your shares verifying that, at the time you submitted the stockholder proposal, you had beneficially held the requisite number of shares of Deere common stock continuously for at least one year.

I have received an email from William Zessar, dated July 1, 2011, and a letter from Mr. Zessar, dated July 2, 2011, copies of which are enclosed, that could be read as responding to the June 30 Letter on your behalf. Please let me know, in writing, whether Mr. Zessar is authorized to communicate and act on your behalf concerning your stockholder proposal (including whether the July 1 email and July 2 letter from Mr. Zessar constitute your response to the June 30 Letter) and the scope of such authorization.

Very truly yours,

Gregory R. Noe
Corporate Secretary and
Associate General Counsel

Enclosures

EXHIBIT E

July 8, 2011

Gregory R. Noe
Corporate Secretary
Deere & Company

RE Stockholder Proposal

Dear Mr. Noe;

This letter sets out in writing, that William Zessar is authorized to communicate and act on my behalf concerning my stockholder proposal.This includes his July 1 email and his July 2 letter, which constitutes my response to your June 30 letter.

It should be noted that there were no enclosures with your July 6 letter.

Sincerely'



Gary M. Stolley

C. William Zessar


JUL 2011

EXHIBIT F



JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY FEDERAL EXPRESS

July 8, 2011

Gary M. Stolley

*** FISMA & OMB Memorandum M-07-16 ***

RE: Response to Notice of Deficiency

Dear Mr. Stolley:

We have received Mr. Zessar's email message dated July 1, 2011 and Mr. Zessar's letter dated July 2, 2011, purportedly sent on your behalf, in response to our deficiency letter dated June 30, 2011 (the "June 30 Letter"), and had previously received the broker letters attached to Mr. Zessar's July 2 letter. The information requested in the June 30 Letter must be postmarked or electronically transmitted to us no later than 14 calendar days from the date you received the June 30 Letter. I have attached hereto for your convenience the June 30 Letter (which includes a copy of Rule 14a-8), Mr. Zessar's email message dated July 1, 2011, and Mr. Zessar's letter dated July 2, 2011.

Very truly yours,

Gregory R. Noe
Corporate Secretary and
Associate General Counsel

Enclosures

EXHIBIT F



JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY FEDERAL EXPRESS

June 30, 2011

Gary M. Stolley

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Deficiency

Dear Mr. Stolley:

I am writing to acknowledge receipt on June 24, 2011 of your shareholder proposal (the "Proposal") submitted to Deere & Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Deere's proxy materials for the 2012 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Deere's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Deere common stock. Please provide a written statement from the record holder of your shares verifying that, at the time you submitted the Proposal, you had beneficially held the requisite number of shares of Deere common stock continuously for at least one year. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Deere common stock, please see Rule 14a-8(b)(2) in Exhibit A. The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Deere reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Gregory R. Noe
Corporate Secretary and
Associate General Counsel

Enclosure

EXHIBIT F

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a , , , and/or , or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

EXHIBIT F

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on , or in shareholder reports of investment companies under of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf,

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must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including , which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

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6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. *Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.*

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

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ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, , you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under .

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From: william zessar FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, July 01, 2011 12:19 PM
To: Noe Gregory R
Subject: Stockholder proposal

I have received your letter of June 30, 2011. The documents I submitted with my stockholder proposal included a June 14, 2011 letter from Fidelity stating my ownership of stock in Deere & Company.

The envelope which I mailed included proposals from Mr. Grooms, Stoiley and Yates and included letters from their brokers. Please check those documents and let me know by email whether you have found the broker letters. Thank you, Bill Zessar

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William L Zessar

*** FISMA & OMB Memorandum M-07-16 ***

July 2, 2011

Gregory Noe
Corporate Secretary
Deere & Company
One John Deere Road
Moline, Illinois 61265

Re: Response to Notice of Deficiency

Dear Mr. Noe:

Per your request enclosed are broker letters for myself , Grooms, Stolley and Yates. These letters are as follows: Zessar (Fidelity, June 14, 2011); Grooms (Oppenheimer, June 13, 2011); Stolley (Edward Jones, June 13, 2011) and Yates (Beyer & Rock, June 20, 2011).

As I stated in my email to you (July 1, 2011) I mailed four stockholder proposals in the envelope that you stated you received on June 24, 2011. I placed the documents including cover and broker letters in the envelope.

Sincerely,



William L Zessar

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Noe Gregory R

From:	william zessar*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, July 11, 2011 7:01 AM
To:	Noe Gregory R
Subject:	Stockholder proposals

In your letter of July 8, 2011 you refer to the information you requested in your June 30 letter and again ask for it. The June 30 letter only requested proof of stock ownership which you admit you have received not once but twice. What information are you now asking for? Surely, not the broker letters.

If there is something you believe we have not provided please respond by email. Bill Zessar

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William Zessar

*** FISMA & OMB Memorandum M-07-16 ***

July 12, 2011

Gregory Noe
Corporate Secretary
Deere & Company
One John Deere Road
Moline, Illinois 61265

Dear Mr. Noe:

As Deere stockholders we have the legal right to submit proposals. Deere does not have the right, however, to respond by harassing us.

You erroneously wrote us that we had not included proof of stock ownership with our proposals (your letter of June 30, 2011).

After receiving a copy of the broker letters with my letter of July 2 you wrote Mr. Grooms, Stolley and Yates on July 6 asking that they authorize that I had authority to act on their behalf. Letters that were included with their proposals stated that they had included proof of ownership of Deere stock (the broker letters).

All I did was copy the broker letters, attach a cover letter and mail those documents to you------ the same things your secretary does for you. They have to give written permission for me to perform ministerial, non-discretionary functions? You did not need authorization. That was a superfluous demand.

In your letter of July 8 you acknowledge that Deere "had previously received the broker letters" included with my July 2 letter, just as I had told you in my email of July 1. So why did you then refer to the information requested in your June 30 letter stating that we had 14 calendar days to transmit it from the date of receipt of that letter? The only information requested was proof of stock ownership. Are you asking for yet another copy of the broker letters or something else? This is the same question I asked you by email yesterday at 7:00 AM. I ask it again because you have not answered my email.

This is not the first time Deere has engaged in unseemly conduct in regard to stockholder proposals. Enclosed is a copy of my November 20, 2008 letter to the SEC.

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William Zessar

*** FISMA & OMB Memorandum M-07-16 ***

November 20, 2008

VIA EMAIL

Michael Reedich
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Deere & Company--- Letters of November 14 and October 22, 2008 from Shearman & Sterling

Dear Mr. Reedich:

Now we know three important facts from the Shearman & Sterling letters of November 14 and October 22, 2008 and my letter of November 7, 2008:

1. The date stamps on the Gabbard and Missionary Oblates of Mary Immaculate proposals prove that Deere received the Gabbard proposal (August 29, 2008) before it received the Missionary Oblates proposal (September 2, 2008).

2. Deere did not include a copy of the Missionary Oblates proposal with the October 22, 2008 letter to the Commission. Deere did not tell the Commission that the Gabbard proposal was received first.

3. Deere refused to provide Mr. Gabbard with a copy of the Missionary

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Oblates proposal when he talked with Deere on October 18, 2008. Deere did not tell him that the Missionary Oblates proposal had been received after his proposal.

Which proposal did Deere receive first? I raised that issue in my letter of November 7. Deere did not answer the question in its response of November 14. Instead, Deere included a copy of the Missionary Oblates proposal and left the Commission to compare the date stamps on both proposals.

What I think Deere should have done it failed to do. It should have told the Commission in the letter of October 22 that the Gabbard proposal had been received first and then made the argument it made in the second paragraph of the November 14 letter. If it had done that the Commission would have had all the relevant facts it needed to decide which proposal was the one that was "previously submitted."

What action should the Commission take against Deere and Shearman & Sterling for their failure to tell the Commission in the October 22 letter that the Gabbard proposal was received first? I have no suggestion but I ask that the Commission review this matter and make that decision.

It also up to the Commission to determine which proposal was "previously submitted" pursuant to Rule 14a-8(i)(11).

Sincerely,

William Zessar

cc: Lisa Jacobs
cc: Mary Jones